Exhibit 99.2

Unaudited Interim Condensed Consolidated Financial Statements

ADS-TEC Energy PLC

as at and for the halfyear ended

June 30, 2025

Prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the

International Accounting Standards Board (IASB)

Unaudited Interim Condensed Consolidated Financial Statements

Unaudited interim condensed consolidated statements of profit or loss and comprehensive income (loss)		1

Unaudited interim condensed consolidated statements of financial position		2

Unaudited interim condensed consolidated statements of cash flows		4

Unaudited interim condensed consolidated statements of changes in equity		6

Notes to the unaudited interim condensed consolidated financial statements		8

1. Reporting entity and group information		8

1.1	Reporting entity	8

1.2	Group information	8

2. Accounting policies		9

2.1	Basis of preparation	9

2.2	Material uncertainty regarding the ability to continue as a going concern	9

2.3	New accounting standards and interpretations	10

3. Significant events and transactions		11

4.	Disclosure on individual items of the consolidated financial statements	12

4.1	Statements of comprehensive income	12

4.2	Statements of financial position	15

5. Seasonal business		21

6. Segment reporting		21

7. Related party transactions		23

8. Authorization of the financial statements		23

i

Unaudited interim condensed consolidated statements of profit or loss and comprehensive income (loss)

		For the six months ended June 30,
kEUR	Note	2025	2024
Continuing operations
Revenue	4.1.1	14,614	79,263
Cost of sales	4.1.1	-21,277	-63,590
Gross profit (loss)		-6,663	15,672
Research and development expenses		-4,472	-4,102
Selling and general administrative expenses	4.1.1	-18,624	-15,883
Impairment gains (losses) on trade receivables, contract assets, and other investments		43	-14
Other income		250	307
Other expenses		-550	-941
Operating result		-30,015	-4,960
Finance income	4.1.2	38,743	23
Finance expenses	4.1.2	-23,613	-39,436
Net finance result		15,130	-39,413
Result before tax		-14,885	-44,373
Income tax benefits (expenses)		120	-786
Result for the period		-14,766	-45,159
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences		-115	-84
Other comprehensive income (loss) for the period, net of tax		-115	-84
Total comprehensive income (loss) for the period		-14,882	-45,243
Profit (loss) attributable to:
Shareholders of the parent		-14,766	-45,159
Non-controlling interests		-	-
Total comprehensive income (loss) attributable to:
Shareholders of the parent		-14,882	-45,243
Non-controlling interests		-	-
Earnings (loss) per share (in EUR)
Diluted		-0.27	-0.84
Basic		-0.27	-0.89

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Unaudited interim condensed consolidated statements of financial position

ASSETS
kEUR	Note	Jun. 30, 2025	Dec.31, 2024
Intangible assets		18,678	20,529
Right-of-use assets		3,389	3,273
Property, plant and equipment		6,183	6,195
Other investments and other assets (non-current)		179	179
Trade and other receivables (non-current)		6	6
Deferred tax assets		7	6
Non-current assets		28,442	30,188
Inventories	4.2.1	55,682	63,666
Trade and other receivables (current)		8,006	14,929
Contract assets		790	40
Other accrued items	4.2.2	2,314	13,447
Current tax assets		-	102
Cash and cash equivalents	4.2.3	37,869	22,858
Current assets		104,662	115,042
Total assets		133,103	145,230

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

EQUITY AND LIABILITIES
kEUR	Note	Jun. 30, 2025	Dec.31, 2024
Share capital	4.2.4	5	5
Capital reserves	4.2.4	288,077	245,298
Other equity	4.2.4	929	1,044
Retained earnings	4.2.4	-289,156	-191,198
Profit (loss)	4.2.4	-14,766	-97,959
Equity attributable to owners of the Company		-14,912	-42,809
Non-controlling interests		-	-
Total equity		-14,912	-42,809
Lease liabilities (non-current)		1,882	2,336
Warrant liabilities (non-current)	4.2.5	76,977	119,581
Loans and borrowings (non-current)	4.2.6	9,224	-
Trade and other payables (non-current)		233	209
Contract liabilities (non-current)		205	265
Other provisions (non-current)		2,678	2,132
Deferred tax liabilities		1,547	1,670
Non-current liabilities		92,746	126,192
Lease liabilities (current)		1,054	1,144
Loans and borrowings (current)	4.2.6	24,711	13,333
Trade and other payables (current)		16,577	34,963
Contract liabilities (current)		7,621	6,809
Income tax liabilities (current)		17	13
Other provisions (current)		5,289	5,586
Current liabilities		55,269	61,847
Total liabilities		148,015	188,039
Total equity and liabilities		133,103	145,230

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Unaudited interim condensed consolidated statements of cash flows

		For the six months ended June 30,
kEUR	Note	2025	2024
Result for the period		-14,766	-45,159
Depreciation and amortization		3,426	3,561
Finance income excluding foreign currency gains	4.1.2	-24,910	-23
Finance expense excluding foreign currency losses	4.1.2	21,162	39,436
Non-cash effective foreign currency (gains) losses	4.1.2	-11,493	654
Share-based payments		1,284	2,003
Change in trade receivables not attributable to investing or financing activities		7,338	-10,170
Change in inventories	4.2.1	4,369	-2,187
Change in write-downs on inventories	4.2.1	2,555	2,969
Change in trade payables		-18,684	5,149
Change in contract assets		-749	-125
Change in contract liabilities		780	-609
Change in other investments and other assets		-700	-1,004
Change in other provisions		249	818
Change in other liabilities		60	-345
Income tax expenses (benefits)		-120	786
Interest received		1	12
Cash flow from operating activities		-30,196	-4,237

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

		For the six months ended June 30,
kEUR	Note	2025	2024
Purchase of property, plant, and equipment		-759	-463
Investments in intangible assets, including internally generated intangible asset		-278	-257
Proceeds from sale of property, plant and equipment		23	-
Interest received		-	-
Cash flow from investing activities		-1,014	-721
Proceeds from Issue of Convertible Note and Warrants	4.2.6	40,905	-
Proceeds from issuance of shares and other equity securities	4.2.4	316	301
Proceeds from the exercise of warrants	4.2.5	22,181	4,509
Repayment of loans and borrowings	4.2.6	-14,357	-4,618
Repayment of lease liabilities		-1,236	-643
Interest paid		-1,423	-432
Cash flow from financing activities		46,384	-883
Net decrease (-) / increase in cash and cash equivalents		15,174	-5,840
Net cash and cash equivalents at the beginning of the period	4.2.3	22,858	29,162
FX effects		-163	368
Net cash and cash equivalents at the end of the period		37,869	23,691

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Unaudited interim condensed consolidated statements of changes in equity

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2025	5	245,298	-289,157	1,044	-288,112	-42,809	-42,809
Result for the period	-	-	-14,766	-	-14,766	-14,766	-14,766
Other comprehensive income (loss)	-	-	0	-115	-115	-115	-115
Total comprehensive income (loss)	-	-	-14,766	-115	-14,882	-14,882	-14,882
Exercise of warrants	0	34,168	-	-	-	34,168	34,168
Exercise of options	0	316	-	-	-	316	316
Stock compensation	0	1,284	-	-	-	1,284	1,284
Conversion of shares	0	7,011	-	-	-	7,011	7,011
Balance as of Jun. 30, 2025	5	288,077	-303,922	929	-302,994	-14,912	-14,912

			Other reserves
kEUR	Subscribed capital	Capital reserves	Retained earnings	Currency translation reserve	Total other reserves	Equity attributable to shareholders	Total equity
Balance as of Jan. 01, 2024	4	225,007	-191,198	106	-191,092	33,919	33,919
Result for the period	-	-	-45,159	-	-45,159	-45,159	-45,159
Other comprehensive income (loss)	-	-	-	-84	-84	-84	-84
Total comprehensive income (loss)	-	-	-45,159	-84	-45,243	-45,243	-45,243
Exercise of warrants	0	7,145	-	-	-	7,145	7,145
Exercise of options	0	301	-	-	-	301	301
Stock compensation	0	2,006	-	-	-	2,006	2,006
Balance as of Jun. 30, 2024	5	234,459	-236,357	22	-236,335	-1,872	-1,872

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Reporting entity and group information

Notes to the unaudited interim condensed consolidated financial statements

1.	Reporting entity and group information

1.1	Reporting entity

ADS-TEC Energy PLC and its subsidiaries (“ADSE”) provide intelligent and decentralized energy storage systems to municipalities, automotive OEMs (Original Equipment Manufacturers), charging operators, dealerships, fleets, residential areas, offices, and industrial sites in North America and Europe. Its scalable systems are designed for use in private homes, public buildings, commercial enterprises, industrial and infrastructure solutions, and self-sufficient energy supply systems, with capacities up to the multi-megawatt range.

ADS-TEC Energy PLC (“ADSE Holdco” or “the Company”) is domiciled in 10 Earlsfort Terrace, Dublin 2 D02 T380, Ireland. The Company is a public limited company incorporated in Ireland. The main operating company is ads-tec Energy GmbH which is located in Heinrich-Hertz-Str. 1, 72622 Nürtingen, Germany.

The board of directors of ADSE Holdco authorized the unaudited interim condensed consolidated financial statements on September 16, 2025.

1.2	Group information

The consolidated financial statements of ADSE include:

Jun. 30, 2025			Shareholding Direct
Group companies	City	Country	or indirect
ADS-TEC Energy PLC (“ADSE Holdco”)	Dublin	Ireland	Parent company
ads-tec Energy GmbH (“ADSE GM”)	Nürtingen	Germany	100%
ads-tec Energy, INC. (“ADSE US”)	Auburn	USA	100%
ads-tec Energy Service GmbH (“ADSE Service”)	Nürtingen	Germany	100%
ads-tec Energy Schweiz GmbH (“ADSE CH”)	Zurich	Switzerland	100%
ads-tec Energy Austria GmbH (“ADSE Austria”)	Kötschach-Mauthen	Austria	100%

Ads-tec Energy Austria GmbH was founded on April 23, 2025, and is a wholly owned subsidiary of ADSE GM. The purpose of ADSE Austria is the sale of products and services in the fields of energy management, energy storage, e-mobility and renewable energy in Austria and eastern parts of Europe.

Accounting policies

2.	Accounting policies

2.1	Basis of preparation

Applied IFRS

The unaudited interim condensed consolidated financial statements of ADSE for the six months ended June 30, 2025, have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the Company’s last annual financial statements as at and for the years ended December 31, 2024 (“last annual financial statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in ADSE’s financial position and performance since the last annual financial statements.

ADSE’s interim financial statements have been prepared on a going concern basis. The reporting period is the six months ended June 30, 2025 and six months ended June 30, 2024. The interim financial statements are presented in Euro, which is the functional currency of ADSE. All amounts have been rounded to the nearest thousand, unless otherwise indicated. In some cases, rounding could mean that values in this report do not add up to the exact sum given or percentages do not equal the values presented.

2.2	Material uncertainty regarding the ability to continue as a going concern

Management assessed the Company’s ability to continue as a going concern and evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern using all information available about the future, focusing on the twelve-month period after the issuance date of the financial statements. Historically, the Company has funded its operations primarily through capital raises and with loans from shareholders. Since the inception the Company has incurred recurring losses and negative cash flows from operations including net losses of kEUR 14,766 for the first half of financial year 2025, kEUR 97,958 for the financial year 2024 and kEUR 55,081 for the financial year 2023.

The Company has improved the cash flow from operating activities from kEUR -20,659 for the financial year 2023 to kEUR -16,285 for the financial year 2024. In the first half of 2025, the cash flow from operating activities amounted to kEUR -30,196. This was caused by weak revenues and significant payments of trade payables. For the future, the Company aims to improve its cash flow and operating result. To support this development the Company plans to intensify sales efforts across Europe and the US and reduce working capital. In addition, the Company will continue to invest in the development, redesign and cost optimization programs of current and new products as well as further productivity increases in operations and expand its business model into a full-service provider model, enabling multi-revenue streams including ultra-fast charging, energy trading and advertising.

Management of the Company agreed to issue (i) senior secured convertible notes in the aggregate original principal amount of kUSD 53,763 and (ii) warrants to purchase up to an aggregate of 1,116,072 ordinary shares, nominal value of $0.0001 per share. Following the agreements, the Company will receive up to an amount of kUSD 50,000 in gross proceeds, to be provided in two installments. The Company has received the first installment of kUSD 15,000 - net of fees and expenses an amount of kUSD 12,719 - on May 1, 2025 and the second installment of kUSD 20,000 on July 1, 2025. The remaining kUSD 15,000 will become available upon the Company’s achievement of agreed-upon milestones.

As of June 30, 2025, the Company had outstanding shareholder loans in a nominal amount of kUSD 7,400 (see note 4.2.6). The shareholders except for one have agreed to make any undrawn and repaid amounts available as a credit line until August 31, 2026. One tranche in a nominal amount of kUSD 3,000 remains due on August 31, 2025. Therefore, the Company currently has an open credit line in an amount of kUSD 25,577 until August 31, 2026.

For future growth and expansion in other geographical areas such as the U.S. management targets to raise additional equity and debt if required. The Management and its advisers are constantly monitoring the relevant equity and debt capital markets which are important to the company.

Accounting policies

There can be no assurance that the Company will be successful in achieving its operational and strategic plans, that any additional financing will be available in a timely manner or on acceptable terms.

The Company’s management deems a successful business development and an improvement of cash flow generation and operating result to be very likely. In addition, the financial resources have significantly improved compared to the previous year as a result of the recent issue of convertible notes and the extended credit line. Nevertheless, based on its recurring losses from operations since inception, the Company has concluded that there is still substantial doubt about its ability to continue as a going concern as cash flows generated by its operating activities may deviate significantly from the company’s forecast and securing additional financing is uncertain. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

2.3	New accounting standards and interpretations

ADSE applied all the effective standards and interpretations issued by the IASB and the IFRS IC for preparation of the consolidated financial statements if their application was required for annual periods beginning on or after January 01, 2025. However, none of the new accounting standards impacts ADSE as they are either not relevant to ADSE’s activities or did not require accounting which is inconsistent with ADSE’s current accounting policies.

New accounting standards and amendments to standards or interpretations effective as of January 01, 2025:

Standard	Name	Effective date
IAS 21	Amendments to IAS 21: Lack of exchangeability	Jan. 01, 2025

The standards and amendments to standards and interpretations below have been published by the IASB but are not mandatorily effective for annual periods beginning on or after January 01, 2025 and therefore have not been early adopted in these consolidated financial statements by ADSE.

Standard	Name	Effective date
IFRS 9 & IFRS 7	Amendments to IFRS 9 and IFRS 7 - Financial Instruments: Classification and measurement of financial instruments	Jan. 01, 2026
IFRS 9 & IFRS 7	Amendments to IFRS 9 and IFRS 7 - Financial Instruments: Contracts referencing nature-dependent electricity	Jan. 01, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	Jan. 01, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	Jan. 01, 2027

On April 09, 2024, the IASB published IFRS 18 – Presentation and Disclosure in Financial Statements which is effective for periods beginning on or after January 01, 2027. ADSE is currently analyzing the impact expected from the initial application of IFRS 18. Other accounting standards issued by the IASB that are not yet applied or that become effective in the future are not expected to have a material impact on the consolidated financial statements.

Significant events and transactions

3.	Significant events and transactions

The following significant events and transactions have occurred since December 31, 2024.

Establishment of a new subsidiary

On April 23, 2025, ads-tec Energy Austria GmbH (“ADSE Austria”) was established as a wholly owned subsidiary of ADSE GM. ADSE Austria is focused on the distribution of products and services in the areas of services in the fields of energy management, energy storage, e-mobility, and renewable energies.

Repayment of shareholder loans

ADSE US repaid tranches of the 2023 shareholder loans and shareholder loan plus with a total nominal amount of kEUR 14,357 (kUSD 15,577) and accrued interest of kEUR 1,348 (kUSD 1,528). On April 30, 2025, certain of the loans with a total nominal amount of kUSD 30,000 were amended and restated to extend the maturity date from August 31, 2025 to Augst 31, 2026.

Loans and borrowings

On May 1, 2025, ADSE Holdco, ADSE GM and ADSE US entered into a Securities Purchase Agreement with certain institutional investors, pursuant to which the Company agreed to issue (i) senior secured convertible notes in the aggregate original principal amount of kUSD 53,763 and (ii) warrants to purchase up to an aggregate of 1,116,072 ordinary shares, nominal value of USD 0.0001 per share. Please refer to 4.2.6 Loans and borrowings for further detail.

Disclosure on individual items of the consolidated financial statements

4.	Disclosure on individual items of the consolidated financial statements

4.1	Statements of comprehensive income

4.1.1	Revenue and functional costs from contracts with customers

Revenue

ADSE develops, produces, and distributes battery storage solutions for different areas of applications (“multi-use-case”). The product portfolio ranges from the field “charging” which provides charging solutions for the expansion of the eMobility infrastructure at power-limited network points, to the field “commercial and industrial” including power ranges up to multiple MW/MWh. Additionally, ADSE provides its customers with separately acquirable service contracts or maintenance services and software solutions regarding intelligent controlling and monitoring of battery storage solutions.

67.1% (2024: 96.6%) of revenues are generated from product category charging. The following table presents the revenue from contracts with customers disaggregated by product types:

Revenue by product types	For the six months ended June 30,
kEUR	2025	2024
Charging	9,804	76,550
Commercial and industrial	103	1,043
Service	4,623	1,581
Other	85	88
Total	14,614	79,263

Cost of goods sold

	For the six months ended June 30,
kEUR	2025	2024
Cost of materials	12,307	54,023
Personnel expenses	5,468	5,734
Depreciation and amortization	2,904	2,982
Other expenses	599	851
Total	21,277	63,590

Disclosure on individual items of the consolidated financial statements

Selling, general and administrative expenses

	For the six months ended June 30,
kEUR	2025	2024
Personnel expenses	5,755	5,632
Legal and consulting fees	5,004	2,559
Administration fee	1,837	1,821
Marketing costs	760	728
Insurance expenses	1,208	1,344
Depreciation and amortization	354	464
Other expenses	3,705	3,335
Total	18,624	15,883

Other expenses primarily consist of expenses for general warranties, travel costs and outbound freight.

Disclosure on individual items of the consolidated financial statements

4.1.2	Finance result

The finance income and finance costs recognized in profit or loss are as follows:

	For the six months ended June 30,
kEUR	2025	2024
Finance income from remeasurement of warrant liabilities	24,909	-
Foreign currency gains	13,833	-
Income from other interest and similar income	1	23
Finance income	38,743	23
Finance expense from remeasurement of warrant liabilities	-122	-34,667
Interest expense from shareholder loans	-19,332	-4,662
Interest expense from convertible note	-1,633	-
Foreign currency losses	-2,450	-
Interest expense from leasing	-71	-99
Interest expense from guarantee commissions	-5	-9
Finance expenses	-23,613	-39,437
Net finance result	15,130	-39,414

Finance income from remeasurement of warrant liabilities in the first half of 2025 in the amount of kEUR 24,909 results from the remeasurement of the fair value of public and private warrant liabilities, warrant liabilities from shareholder loans and warrant liabilities from the convertible note and was caused by a a declining share price of ADSE shares. The foreign currency gains mainly result from the valuation of the warrants which are denominated in USD.

In the first half of 2024, finance expense from remeasurement of warrant liabilities in the amount of kEUR 34,667 results from the remeasurement of the fair value of public and private warrant liabilities, warrant liabilities from shareholder loans and warrant liabilities from capital increases.

In 2025, interest expenses from shareholder loans amount to kEUR 19,332 (2024: kEUR-4,662 ). This results mainly from the amortization of day one losses (kEUR 10,293) and the effective interest of the shareholder loan (kEUR 8,903).

Disclosure on individual items of the consolidated financial statements

4.2	Statements of financial position

4.2.1	Inventories

Inventories include the following:

kEUR	Jun. 30, 2025	Dec. 31, 2024
Finished goods	16,372	15,245
Work in progress	10,564	9,402
Raw materials	45,271	53,010
Total	72,207	77,657

kEUR	Jun. 30, 2025	Dec. 31, 2024
Write-downs finished goods	-1,080	-181
Write-downs work in progress	-794	-808
Write-downs raw materials	-14,651	-13,003
Total	-16,525	-13,991

During the first half of 2025, ADSE recognized write-downs of inventories in an amount of kEUR 2,555 as an expense in the cost of sales in the statement of profit or loss.

4.2.2	Other accrued items

Other accrued items include the following:

kEUR	Jun.30, 2025	Dec. 31, 2024
Day One Loss	1,379	12,392
Other accrued items related to lender warrants	935	1,055
Total	2,314	13,447

ADSE concluded shareholder loan agreements with various lenders on August 18, 2023, which were amended and restated on August 26, 2024. In addition, three further agreements were concluded on August 26, 2024. Pursuant to the loan agreements, ADSE US and ADSE GM have agreed to issue lender warrants which will be issued by ADSE Holdco as Irish guarantor to the respective lenders and subscribed by ADSE US resp. ADSE GM. At initial recognition, the warrants had a higher fair value than the shareholder loans, which generated a day one loss. As this day one loss is based on unobservable inputs, it needs to be deferred and recognized until maturity to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the liability.

The amount recognized on the balance sheet on June 30, 2025 has declined significantly as compared to December 31, 2024 due to amortization over time and in addition due to amortization following the repayment of shareholder loans in the first half of the financial year 2025 prior to maturity.

Other accrued items related to lender warrants refer to warrants for which the exercise conditions were not met as of June 30, 2025 and December 31, 2024 since the related shareholder loans were not drawn. The fluctuation results from foreign currency effects.

Disclosure on individual items of the consolidated financial statements

4.2.3	Cash and cash equivalents

Cash and cash equivalents include the following:

kEUR	Jun. 30, 2025	Dec. 31, 2024
Cash	1	1
Cash at banks	7,361	22,212
Restricted Cash	30,508	644
Total	37,869	22,858

As of June 30, 2025, restricted cash mainly relates to money received in the course of the financing via convertible notes. This money was paid into a control account of the Company and will be released to the Company upon the achievement of agreed-upon milestones. On July 2, 2025, an amount of kEUR 17,014 was released after satisfaction of the first milestones.

4.2.4	Equity

The changes in the various components of equity are shown in ADSE’s statements of changes in equity for the past two half-year periods.

The issued and outstanding shares as of 30 June, 2025, and as of 30 June, 2025, are shown in the table below.

in k units	2025	2024
Outstanding as of Jan. 01	52,362	50,585
Exercise of warrants	2,469	714
Exercise of options	47	50
Share based compensation	26	37
Conversion from convertible note	922	-
Outstanding as of Jun. 30	55,826	51,386
Treasury shares	80	61
Issued and outstanding as of Jun. 30	55,906	51,447

In 2024 714,290 warrants were exercised in the first half year which led to an increase in capital reserves of kEUR 7,145. These warrants were issued related to a capital increase at the end of fiscal year 2023.

In the first half of financial year 2025, the exercise of public, private and shareholder warrants increased the number of outstanding shares by 2,468,837 shares and led to an increase in capital reserves of kEUR 34,168. Moreover, the conversion of debt from the convertible note into equity resulted in an issue of 922,195 shares which increased the capital reserve by kEUR 7,011.

Disclosure on individual items of the consolidated financial statements

4.2.5	Warrant liabilities

As of the reporting date, warrant liabilities include the following:

kEUR	No. of warrants issued	Jun. 30, 2025
Public warrants	7,826,371	13,155
Private warrants	119,866	473
Warrants relating to shareholder loans	10,373,336	56,733
Warrants relating to Convertible Note	1,116,072	6,616
Total	19,435,645	76,977

As of December 31, 2024, warrant liabilities included the following:

kEUR	No. of warrants issued	Dec. 31, 2024
Public warrants	11,542,415	39,997
Private warrants	119,866	734
Warrants relating to shareholder loans	10,480,003	78,849
Warrants relating to Convertible Note	-	-
Total	22,142,284	119,580

Public and private warrants

As of 30 June, 2025, the fair value of public and private warrant liabilities amounts to kEUR 13,628 (31 December, 2024: kEUR 40,731) and relates to 7,826,371 public warrants and 119,866 private warrants including 100,000 lender warrants issued. In comparison to December 31, 2024, 2,014,299 public warrants were exercised at an exercise price of 11.50 USD per warrant. 1,701,745 warrants were moved from public warrants to private warrants and were exercised on a cashless basis leading to an issue of 347,871 shares.

Warrants relating to shareholder loans

In the first half of financial year 2025, 106,667 warrants related to the first shareholder loan with an exercise price of USD 3.00 were exercised. The exercise term of the remaining 1,573,333 warrants related to the first shareholder loan was extended from May 5, 2025 until August 31, 2025.

Disclosure on individual items of the consolidated financial statements

Warrants relating to Convertible Note

On April 30, 2025 the Company issued 1,116,072 warrants together with the closing of a financing transaction via convertible notes to certain institutional lenders. One warrant entitles the lender to purchase one ordinary share, par value USD 0.00001 per ordinary share. The warrants may be exercised at an exercise price of USD 16.88 at any time until April 30, 2030. If, on the 75th Trading Day after May 1, 2025, the exercise price then in effect is greater than the market price of ADSE stock at that date, the exercise price shall automatically be lowered to the market price and the number of warrant shares that may be subscribed for upon exercise of this warrant adjusted proportionately, so that after such adjustment the aggregate exercise price payable for the adjusted number of warrant shares shall be the same as the aggregate exercise price in effect immediately prior to such adjustment.

The fair value of these warrants as of the issue date was determined using a Monte Carlo Simulation which resulted in an aggregate fair value of kEUR 6,773 as of that date.

On August 20, 2025 the exercise of the warrants was adjusted to USD 10.31 and the number increased to 1,827,284 in line with the warrant agreement.

4.2.6	Loans and borrowings

As of June 30, 2025 loans and borrowings include the following:

	Jun. 30,	Thereof classified as
kEUR	2025	current	Non-current
Convertible note	28,199	18,975	9,224
Shareholder loans	5,426	5,426
Total	33,625	24,401	9,224

On May 01, 2025, ADSE secured financing through convertible note agreements with different institutional lenders in a total principal amount of kUSD 53,753 (kEUR 47,389). The notes were issued with a discount of 7% and bear interest of 2% per annum. They can either be converted into equity or redeemed in cash over a period of three years until May 01, 2028. Together with the convertible notes, 1,116,072 warrants were issued resulting in a disagio of the notes in an amount of kEUR 6,773. Transaction costs are being discounted from the notes as well. Both are amortized together with the issue discount using the effective interest rate method.

Disclosure on individual items of the consolidated financial statements

Until June 30, 2025, the lenders have converted a total principal amount of kUSD 7,593 (kEUR 6,556) as well as interest in the amount of kUSD 692 (kEUR 598) into equity.

The shareholder loans are classified as current loans and borrowings. As of the reporting date, the amount includes the book value of shareholder loans of kEUR 5,426 and interest payable of kEUR 310 (December 31, 2024: book value of kEUR 11,971 and interest payable of kEUR 1,363). In the first half of 2025, various tranches with a total nominal amount of kEUR 14,357 (kUSD 15,577) were repaid together with interest.

4.2.7	Financial instruments

The following table provides the carrying amounts and fair values of all financial assets and financial liabilities, including their levels in the fair value hierarchy.

kEUR	Classification	Fair value hierarchy	Carrying amount Jun. 30, 2025	Fair value Jun. 30, 2025	Carrying amount Dec. 31, 2024	Fair value Dec. 31, 2024
Financial assets
Cash and cash equivalents	At amortized cost	3	37,869	37,869	22,858	22,858
Trade receivables (current)	At amortized cost	3	6,085	6,085	9,900	9,900
Other investments (non-current)	At amortized cost	3	5	5	5	5
Other financial receivables (current)	At amortized cost	3	63	63	3,358	3,358
Other financial receivables (non-current)	At amortized cost	3	6	6	6	6
Total			44,028	44,028	36,126	36,126

Disclosure on individual items of the consolidated financial statements

kEUR	Classification	Fair value hierarchy	Carrying amount Jun. 30, 2025	Fair value Jun. 30, 2025	Carrying amount Dec. 31, 2024	Fair value Dec. 31, 2024
Financial liabilities
Warrant liabilities - private	FVTPL	2	13,155	13,155	39,997	39,997
Warrant liabilities - public	FVTPL	1	473	473	734	734
Warrant liabilities - Shareholder loan	FVTPL	2	56,733	56,733	78,849	78,849
Warrant liabilities - Convertible Notes	FVTPL	2	6,616	6,616	-	-
Loans and borrowings (non-current)	At amortized cost	3	9,224	16,074	-	-
Loans and borrowings (current)	At amortized cost	3	24,711	26,044	13,333	13,333
Trade payables (current)	At amortized cost	3	12,100	12,100	29,299	29,299
Trade payables due to related parties (current)	At amortized cost	3	1,045	1,045	2,601	2,601
Lease liabilities (non-current)	At amortized cost	3	1,882	-	2,336	-
Lease liabilities (current)	At amortized cost	3	1,054	-	1,144	-
Other payables financial (current)	At amortized cost	3	387	387	215	215
Total			127,379	132,627	168,510	165,030

The significant development in the area of other financial receivables is attributable to research grants, which were paid out in the first quarter of the fiscal year. The decline of trade payables is due to the payment of high trade payables from the purchase of inventory. The increase in loans and borrowings is due to new financing. Please refer to note 4.2.6 for further information on loans and borrowings.

Seasonal business

5.	Seasonal business

The business performance of ADSE does not follow a regular seasonality or cyclicality of results that affect the unaudited interim condensed financial statements. Thus, the results of the six month period ended June 30, 2025 may not be indicative of the full year.

6.	Segment reporting

Information reported to ADSE’s chief operating decision maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on the geographic region of ADSE’s business activities. Therefore, ADSE manages its operations based on two operating segments referring to its business activities in Europe and North America.

The CODM has been identified as the board of directors of ADSE Holdco. The board of directors regularly reviews operating results and makes decisions about the allocation of ADSE’s resources. ADSE’s focus is on the research, development and manufacturing of products and services in the fields of energy management, energy storage and e-mobility.

ADSE evaluates segmental performance based on segment revenue and segment earnings before interest, taxes, depreciation and amortization (EBITDA). Inter-segment sales are priced along the same lines as sales to external customers.

kEUR	Jun. 30, 2025
	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	13,790	825	14,614	-	14,614
Inter-segment revenues	4,250	-	4,250	-4,250	-
Total revenue	18,039	825	18,864	-4,250	14,614

Earnings before interest, taxation, depreciation and amortization (EBITDA)	-25,164	-1,425	-26,589	-	-26,589
Depreciation and amortization	-3,346	-80	-3,426	-	-3,426
Operating result (EBIT)	-28,510	-1,506	-30,015		-30,015
Financial income	38,611	132	38,743	-456	38,287
Financial costs	-6,916	-16,696	-23,613	456	-13,157
Financial result	31,694	-16,565	15,130	-	15,130
Profit/Loss before tax	3,185	-18,070	-14,885	-	-14,885
Income tax expenses	120	-1	120	-	120
Profit/Loss for the year	3,305	-18,071	-14,766	-	-14,766

Segment reporting

kEUR	Jun. 30, 2024
	Europe	North America	Total reportable segments	Eliminations	Total Group
External revenues	77,118	1,227	78,346	-	78,346
Inter-segment revenues	1,227	-	1,227	-310	917
Total revenue	78,346	1,227	79,573	-310	79,263

Earnings before interest, taxation, depreciation and amortization (EBITDA)	334	-1,734	-1,400	-	-1,400
Depreciation and amortization	-3,517	-44	-3,561	-	-3,561
Operating result (EBIT)	-3,183	-1,778	-4,960		-4,960
Financial income	23	-	23	-	23
Financial costs	-34,773	-4,663	-39,436	-	-39,436
Financial result	-34,750	-4,663	-39,413	-	-39,413
Loss before tax	-37,932	-6,441	-44,373	-	-44,373
Income tax expenses	-786	0	-786	-	-786
Loss for the year	-38,718	-6,441	-45,159	-	-45,159

Total non-current assets of both reportable segments can be broken down as follows:

kEUR	Jun. 30, 2025	Dec. 31, 2024
Europe	76,526	78,109
North America	-6,491	-6,328
Eliminations	-41,593	-41,593
Total non-current assets	28,442	30,188

Total current assets of both reportable segments can be broken down as follows:

kEUR	Jun. 30, 2025	Dec. 31, 2024
Europe	139,724	108,877
North America	42,626	33,870
Eliminations	-77,689	-27,705
Total current assets	104,662	115,042

Total liabilities of both reportable segments can be broken down as follows:

kEUR	Jun. 30, 2025	Dec. 31, 2024
Europe	107,495	182,960
North America	49,317	10,697
Eliminations	-8,797	-5,618
Total liabilities	148,015	188,039

Related party transactions

Total revenues of both reportable segments can be broken down as follows:

kEUR	Jun. 30, 2025	Jun. 30, 2024
Europe	18,039	78,346
North America	825	1,227
Eliminations	-4,250	-310
Total revenues	14,614	79,263

Revenues from two major customers of ADSE represented kEUR 6,615 and kEUR 1,312 respectively (2024: two customers, kEUR 11,185 and kEUR 54,641) of ADSE’s total revenues.

7.	Related party transactions

Related parties are natural persons or companies that can be influenced by the reporting entity, that can exert an influence on the reporting entity or that are under the influence of another related party of the reporting entity. Transactions between related parties mainly include loans, leases, and management services. Relationships with related parties have not changed significantly since December 31, 2024. With regard to the repayment of shareholder loans please refer to 4.2.6 Loans and borrowings. All business transactions, receivables and liabilities with related parties existing at the reporting date result from ordinary business activities and are conducted at arm’s length.

8.	Authorization of the financial statements

The board of directors of ADSE Holdco authorized the consolidated financial statements on September 16, 2025.

Nürtingen

September 16, 2025

Thomas Speidel	Stefan Berndt-von Bülow
Chief Executive Officer	Chief Financial Officer